UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Dubai (DIFC), United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On March 19, 2025, the Registrant issued a press release, a copy of which is furnished hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated March 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: March 19, 2025

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel